SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December 2006

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

        Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

        Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rule of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If " yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

PRESS RELEASE

Thomson Extends Worldwide DVD Replication and Secures Distribution Agreement with Paramount

Technicolor Home Entertainment Services Extends Existing Agreements for U.S. and International Replication and UK Distribution, and Wins New Business for U.S. and Canadian Retail Distribution

Paris and CAMARILLO, Calif. — November 30, 2006 — Thomson (Euronext Paris: 18453; NYSE: TMS) through its Technicolor Home Entertainment Services business, today announced it has extended its worldwide DVD replication agreements with Paramount Home Entertainment. Territories covered by the agreements are the United States, Canada and all international territories excluding Japan and Russia. In addition, Technicolor’s existing distribution services agreement was extended in the United Kingdom and Technicolor was awarded new business to provide retail distribution and returns processing services in the United States and Canada.  These new multi-year agreements include DVD replication and distribution services for all Paramount titles.

“As the world’s leading manufacturer and distributor of DVDs, we are exceptionally pleased to be continuing and expanding our support for Paramount both in North America and International territories,” said Quentin Lilly, president of Technicolor Home Entertainment Services. “With the industry’s most comprehensive portfolio of mastering, replication, printing, custom packaging, anti-piracy, technology development and supply chain management services for standard definition and next-generation formats, we remain uniquely positioned to fully support the critical needs of Paramount in the global home entertainment market.”

Paramount Home Entertainment is responsible for the worldwide sales, marketing and distribution of a vast array of home video titles for prestigious, internationally-recognized labels including Paramount Pictures, Paramount Vantage, MTV, CBS, Nickelodeon, Comedy Central, DreamWorks SKG, DreamWorks Animation, PBS, PBS Kids, Hasbro, Peanuts and Spike TV.  Recent releases include Failure to Launch, M:I:III, Nacho Libre and DreamWorks Animation’s Over the Hedge.

“Technicolor has demonstrated to us that it has the capabilities of meeting and exceeding the myriad demands of today’s home entertainment marketplace,” said Kelley Avery, President, Worldwide Home Entertainment, Paramount Pictures.  “We have been very pleased with the company’s service and look forward to expanding our partnership as we continue to develop and grow our business worldwide.”

In addition to its worldwide DVD replication capabilities, Technicolor Home Entertainment Services is the leading provider of turnkey fulfilment and distribution services for DVD and CD projects. Backed by a proven track record, the company delivers high-quality, cost-effective distribution and fulfilment services, and manages all facets of retail distribution.  In addition, Technicolor has the world’s most extensive returns operation in North America with its facility in Memphis, Tennessee. Currently, the facility offers the industry-leading capability to process more than one-half million units per day.

About Thomson — Leader In Digital Video Technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems and equipment to help its Media & Entertainment clients — content creators, content distributors, and users of its technology — realize their business goals and optimize their performance in a rapidly-changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information:  http://www.thomson.net.

About Paramount Home Entertainment

Paramount Home Entertainment (PHE) is part of Paramount Pictures Corporation, a unit of Viacom (NYSE: VIA - News, VIA.B - News), a global entertainment company that produces and distributes filmed entertainment through the Paramount Motion Picture Group. PHE is responsible for the worldwide sales, marketing and distribution of home entertainment products on behalf of various parties including: Paramount Pictures, DreamWorks SKG, Paramount Vantage, Paramount Classics, Nickelodeon, MTV, Comedy Central, CBS, PBS and Hasbro and for providing home entertainment fulfillment services for DreamWorks Animation Home Entertainment. For more information:  http://www.paramount.com.

Thomson Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Marine Boulot	+33 1 41 86 55 97	marine.boulot@thomson.net
Season Skuro (U.S.)	+1 805 383 3245	season.skuro@thomson.net
Thomson Investor Relations
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net
Paramount Home Entertainment
Brenda Ciccone	+1 323 956 8091	brenda_ciccone@paramount.com

PRESS RELEASE

Wal-Mart and PRN, a Thomson business, announce rollout of the in-store media network of the future

Wal-Mart and PRN’s Launch Of IPTV Network At Retail Provides Unprecedented Targeting Capability.

More than 400 Marketers and Advertisers Attend The Wal-Mart 2007 Summit.

PARIS and SAN FRANCISCO – October 16, 2006 Wal-Mart Stores (NYSE: WMT) and Premier Retail Networks (PRN),  a wholly owned subsidiary of Thomson SA (Euronext: 18453) (NYSE:  TMS) introduced the in-store media network of the future at Wal-Mart Network Annual Summit  on October 9, 2006 in Bentonville, AR.  More than 400 leading marketers and advertisers were in attendance.

The launch of the IPTV network at retail enables Wal-Mart to deliver a targeted, media experience to shoppers. Wal-Mart announced that the new systems with IP technology offer content flexibility and a technology platform they will build upon in 2007 and the years ahead.

The new network which will consist of over 100,000 flat panel screens, delivers product messaging tailored to key departments and customer segments on eye level plasma screens.  Endcap display channels will demonstrate the benefits of the products carried on specific endcaps.

“The results of our extensive pilot research prove that targeting relevant programming to strategically important departments moves the needle on both brand awareness and sales while improving the shopper experience.  For that reason we are committed to making the network of the future the network of today.” --Mike Hiatt, Director Internal Media Networks, Wal-Mart Stores.

“In-store media is becoming mainstream.  The Wal-Mart Network is a powerful tool available to marketers to address the critical last ten yards or what P&G calls the First Moment of Truth.  Wal-Mart continues to offer the most expansive, most robust and most effective in-store network in retailing.  We are totally committed to making it an even more powerful tool for all of us.” Stephen Quinn, SVP Marketing, Wal-Mart Stores.

“84% of America shops in our stores.  The store is our number one media channel. The network of the future will allow us to take full advantage of it.’  John Fleming, Chief Marketing Officer, Wal-Mart Stores.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information:  http://www.thomson.net.

About PRN Corporation

Founded in 1992, the PRN Corporation operates the PRN Network, the largest in-store television network in the United States based on the number of consumers reached each month. Through the PRN Network, PRN enables national and local advertisers to target consumers in over 6,000 leading retail stores in all of the 210 media markets designated by AC Nielsen in the United States. PRN works with retailers and advertisers to create in-store television programming that includes entertainment, news, product information, advertising and community content. Retailers carrying the PRN Network include SuperValu, Albertsons, Best Buy, Circuit City, Costco, Jewel-Osco, Pathmark, Ralphs, SAM'S CLUB, Shaw’s, ShopRite, Star Market, and Wal-Mart Stores. Based on information provided by several third-party research firms and retailers, PRN Network is watched more than 180 million times each month by consumers in retail stores. PRN's headquarters are in San Francisco, California. PRN is wholly-owned by Thomson SA (Euronext: 18453) (NYSE: TMS), the world leader in integrated solutions (technologies, equipment and services) for the entertainment and media industries. For more information, please visit http://www.prn.com.

About Wal-Mart

Wal-Mart Stores, Inc. (NYSE: WMT) operates Wal-Mart discount stores, supercenters, Neighborhood Markets and Sam’s Club locations in the United States. The company operates in Argentina, Brazil, Canada, China, Costa Rica, El Salvador, Germany, Guatemala, Honduras, Japan, Mexico, Nicaragua, Puerto Rico and the United Kingdom. The company’s securities are listed on the New York Stock Exchange and NYSE Arca, formerly the Pacific Stock Exchange, under the symbol WMT.

More information about Wal-Mart can be found by visiting www.walmartfacts.com.  Online merchandise sales are available at www.walmart.com.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Marine Boulot	+33 1 41 86 55 97	marine.boulot@thomson.net
Genet Garamendi (PRN)	+1 415 808 9167	Genet_Garamendi@prn.com
Investor Relations
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Thomson sells its European Audio/Video & Accessories activities to Oristano Holding

Paris, October 17, 2006 — Thomson (Euronext 18453 ; NYSE : TMS) today announced the signature of a definitive agreement to sell its European Audio/Vidéo & Accessories (AVA) activities to Swiss group Oristano. AVA Europe is the consumer electronics activity of Thomson in Europe, present in more than 20 European countries. The agreement was signed yesterday in Paris by the two groups.

The sale of AVA Europe is in line with Thomson’s strategy to focus on providing technologies, services and equipment to the Media & Entertainment industries.

AVA Europe provides retailers with a wide range of audio & video products (DVD-REC –including Hard Drive Discs, home theatre systems, mp3 players), accessories (hook-ups, headphones, remote controls, video senders), as well as GPS.

AVA Europe has strong market positions in Europe and long-standing relationships with key retailers, such as Auchan, Carrefour, Casino, Kesa, Media and Metro.

AVA Europe will develop synergies with Oristano’s activities in telecom terminals and using IP for the home, and bring a paneuropean dimension to the combined business. AVA Europe products will continue to be commercialised under the Thomson and Skymaster brands. This transaction should be effective by year’s end.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information:  http://www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Marine Boulot	+33 1 41 86 55 97	marine.boulot@thomson.net
Investor Relations
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Thomson secures agreement with TCL on the resolution of the TTE situation in Europe

Paris, October 31, 2006 –Thomson (Euronext Paris: 18453, NYSE TMS) has reached an agreement with TCL Multimedia, which is listed on the Hong-Kong Stock Exchange and is the parent company of TTE, in order to both facilitate TTE’s evolution in Europe and to secure a continuation of activities at Thomson’s factory in Angers, in addition to resolving certain issues Thomson had with the existing contractual framework.

TCL Multimedia Group has announced plans for a significant restructuring in Europe which should enable it to re-launch in the coming months TV activities under a largely reshaped business model.

Against this backdrop, Thomson has found an agreement with TCL Group in order to amend the terms of certain existing agreements and to resolve various outstanding financial matters. This agreement focuses particularly on questions related to the license to use the Thomson brand in respect of televisions, which will now cease at end of 2008 for most of Europe, and to enabling activity to continue at Thomson’s Angers factory.

Whichever business model is chosen for its activity in Europe, TCL Group is committed to maintaining the specified order level at the Angers factory until end of 2008. This level will lead to a step-up in Thomson’s plans for conversion and diversification of the site.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information:  http://www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Marine Boulot	+33 1 41 86 55 97	marine.boulot@thomson.net
Investor Relations
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Thomson sells down TCL Multimedia stake from 29.3% to 19.3%

Paris, November 3, 2006 — Thomson (Euronext 18453; NYSE: TMS) has today reduced its holding in TCL Multimedia to 753,888,095 shares, representing 19.32 per cent. of its share capital, with the sale of 390,294,000 shares in a placement through UBS Investment Bank. The TCL Multimedia shares, which are quoted on the Hong Kong Stock Exchange, closed today at 0.67 HK $.

Thomson intends to continue its business relationship with TCL Multimedia and this transaction fulfills Thomson's current plans for disposal of its TCL Multimedia stake.

Following this sale Thomson's interest in TCL Multimedia will no longer be equity accounted and the residual stake will be accounted for as a financial participation.

The securities sold have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration there under.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information:  http://www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Investor Relations
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2006
	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer